Exhibit 99.5

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

You are receiving this notification as Arras Minerals Corp. (the “Company” or “Arras”) is utilizing the Notice-and-Access model for the delivery of the management information circular (the “Circular”) to registered and beneficial shareholders for its annual general meeting of shareholders (the “Meeting”) to be held on April 13, 2023. This notification contains information on how to access the Circular electronically or obtain a paper copy, as well as information on voting your shares using the proxy form or voting instruction form enclosed with this notification. Shareholders that have existing instructions on their account with their intermediary to receive a printed copy of the Circular will receive printed copies. If you have questions about Notice-and-Access, you can contact the Company’s transfer agent, Olympia Trust Company (“Olympia”), by calling toll-free at 1-866-668-8379 or contact the Company at Suite 1605 – 777 Dunsmuir Street, PO Box 10414, Vancouver, BC V7Y 1K4, or Tel: 604-687-5800, or the Company’s Chief Financial Officer by email at info@arrasminerals.com.

You are encouraged to vote by submitting the enclosed Form of Proxy (the “Proxy”), in the case of registered shareholders, or Voting Instruction Form (“VIF”), in the case of non-registered shareholders. Should you intend to attend the Meeting in person and in order to facilitate planning, please pre-register with the Company at least 48 hours before the Meeting by sending an email to: info@arrasminerals.com. Please refer to the section “General Proxy Information” in the Circular for details on how to vote by proxy at the Meeting. The date, time and location of the Meeting are as follows:

WHEN: April 13, 2023 10:00 am (Vancouver Time)	WHERE: Arras Minerals Corp. Head Office Suite 1605 – 777 Dunsmuir Street Vancouver, BC V7Y 1K4

The directors have fixed March 1, 2023, as the record date for determining the Shareholders entitled to receive notice of and vote at the Meeting. If you were a Shareholder as of March 1, 2023, you are entitled to vote at the Meeting. If you are unable to attend the Meeting, you are encouraged to read, complete, date, sign and return the enclosed Proxy or VIF in the manner specified on the form, no later than 10:00 am (Vancouver Time) on April 11, 2023.

Shareholders will be asked to consider and, if applicable vote on the following items of business:

1.	to receive the Company’s annual audited financial statements for the period October 31, 2022, together with the report of the auditors thereon, and related management discussion and analysis;
2.	to re-appoint Smythe LLP, Chartered Professional Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration;
3.	to set the number of directors at seven (7);
4.	to elect the directors of the Company for the ensuing year; and
5.	to transact any other business that may properly come before the Meeting, or any adjournment(s) or postponement thereof.

For detailed information regarding each of the above items of business, please refer to the section of the Circular titled “Particulars of Matters to be Acted Upon”. Arras urges shareholders to review the Circular before voting. Your Vote is Important.

Accessing Meeting Materials Online

This notice and the Circular will be available on Arras’s website at https://www.arrasminerals.com/agm and under the Company’s profile on SEDAR, at www.sedar.com. This notice is accompanied by the Circular and either a proxy form or a voting instruction form.

Requesting Printed Meeting Materials

If you would like to receive a paper copy of the Circular, please contact Olympia at proxy@olympiatrust.com, or call Toll-Free at 1-866-668-8379 or by request by Fax: (403) 668-8307, or the Company’s Chief Financial Officer by email at info@arrasminerals.lcom. A printed copy of the Circular will be sent to you by postal delivery at no cost to you up to one year from the date the Circular was filed on SEDAR. Requests should be received by 10:00 am (Vancouver Time) on March 31, 2023 to receive the Circular in advance of the proxy deposit date and the Meeting date.

Voting Instructions

If you are a registered shareholder, you will have received a proxy form with this notification. If you are a non-registered shareholder, you will have received a voting instruction form or a proxy form signed by your intermediary.

Registered Shareholders

Registered shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy may do so by:

(a)	completing, dating and signing the enclosed form of proxy and returning it to the Company’s transfer agent, Olympia, by fax within North America at (403) 668-8307, or by mail to the Olympia Trust Company, PO Box 128, STN M, Calgary, AB T2P 2H6, or by email at proxy@olympiatrust.com; or
(b)	telephone or internet, as instructed in the enclosed Proxy, not later than 10:00AM (Pacific Time) on April 11, 2023; or
(c)	completing, dating and signing the enclosed form of proxy and returning it to the registered office of the Company at 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia V7X 1L3.

Non-registered Shareholder

You should carefully follow the instructions of your intermediary, including those regarding when and where the completed proxy or voting instruction form is to be delivered or otherwise submitted. There may be deadlines for non-registered shareholders that are earlier than the deadline for proxies from registered shareholders set out above. For detailed information on how to vote your shares, please refer to the section of the Circular titled “Proxy Voting – Non-Registered or Beneficial Shareholders” in the Circular. If you have any questions or need assistance completing your proxy form or voting instruction form, please contact Arras’s transfer agent, Olympia, by calling toll-free at 1-866-668-8379 or contact the Company at Suite 1605 – 777 Dunsmuir Street, PO Box 10414, Vancouver, BC V7Y 1K4, or Tel: 604-687-5800 or the Company’s Chief Financial Officer by email at info@arrasminerals.com.

DATED at Vancouver, British Columbia this 1st day of March, 2023.

ON BEHALF OF THE BOARD OF DIRECTORS

“Brian Edgar”

Brian Edgar

Chairman